TSX, NYSE: AKG

ASANKO GOLD ANNOUNCES C$40 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Vancouver, British Columbia, January 20, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce that it has entered into an agreement with a syndicate of underwriters pursuant to which they agreed to purchase, on a bought deal basis, 19,800,000 common shares (the “Shares”) at a price of C$2.02 per share for gross proceeds to the Company of approximately C$40 million (the "Offering"). The Offering will be conducted through a syndicate of underwriters led by ***** 1 and ***** 1.

The Board and Management of the Company plus an associated group, Highland Park, have committed to take up C$3 million of the Offering.

The Company will grant the underwriters an over-allotment option to purchase up to an additional 15% of the number of Shares sold under the Offering at a price of C$2.02 per Share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Asanko will be approximately C$46 million.

***** 1 The net proceeds of the Offering will be reserved for working capital and general corporate purposes thereby further enhancing the Company’s  balance sheet.  ***** 1

The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in all of the provinces of Canada, other than the Province of Quebec, and may be offered in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The Offering is scheduled to close on or about February 11, 2015 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange, NYSE MKT as well as Canadian Provincial securities regulatory authorities in connection with the related prospectus.

The securities offered have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com

***** 1

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address  a planned financing or expected  future mining activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the condition of capital markets. The Company is subject to the specific risks of its projects as well as general risks inherent in the mining business and general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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1 This information has been redacted to be consistent with the disclosure mandated by Rule 135c under the U.S. Securities Act of 1933.